

CONFORMED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

The Republic of Argentina
Exact name of registrant as specified in charter

0000914021
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2008)
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-70734
SEC file number, if available

S-__________
(Series identifiers(s) and name(s), if applicable; add more lines as needed)

C-__________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2008
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, on the 26th day of October, 2009.

REPUBLIC OF ARGENTINA

By: /s/ Adrián E. Cosentino
Name: Adrián E. Cosentino
Title: Undersecretary of Finance of the Ministry of Economy and Public Finance of the Republic of Argentina

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None.	
Exhibit B:	None.	
Exhibit C:	National Administration General Budget Law for 2009 of the Registrant.	
Exhibit D:	Current Republic of Argentina Description.*	
Exhibit E:	Debt Tables as of December 31, 2008.*	

---

* Filed pursuant to electronic filing of Form 18-K

EL SENADO Y CAMARA DE DIPUTADOS

DE LA NACION ARGENTINA, REUNIDOS EN CONGRESO,...

SANCIONAN CON FUERZA DE

LEY:

TITULO I

DISPOSICIONES GENERALES

CAPITULO I

DEL PRESUPUESTO DE GASTOS Y RECURSOS DE LA ADMINISTRACION NACIONAL

ARTICULO 1°.- Fíjanse en la suma de PESOS DOSCIENTOS TREINTA Y TRES MIL OCHOCIENTOS DIECISIETE MILLONES QUINIENTOS SETENTA Y SIETE MIL SEISCIENTOS CATORCE ($ 233.817.577.614) los gastos corrientes y de capital del Presupuesto General de la Administración Nacional para el ejercicio de 2009, con destino a las finalidades que se indican a continuación (cuadro 1), y analíticamente en las Planillas Nros. 1, 2, 3, 4, 5, 6 y 7 Anexas al presente artículo.

Cuadro 1

FINALIDAD	GASTOS CORRIENTES	GASTOS DE CAPITAL	TOTAL
Administración Gubernamental	9.221.693.999	1.516.948.553	10.738.642.552
Servicios de Defensa y Seguridad	12.446.437.423	757.624.309	13.204.061.732
Servicios Sociales	128.004.147.729	10.221.624.319	138.225.772.048
Servicios Económicos	26.943.974.864	20.087.120.418	47.031.095.282
Deuda Pública	24.618.006.000	-	24.618.006.000
TOTAL	201.234.260.015	32.583.317.599	233.817.577.614

ARTICULO 2°.- Estímase en la suma de PESOS DOSCIENTOS CUARENTA Y DOS MIL NOVECIENTOS TREINTA Y OCHO MILLONES OCHOCIENTOS SETENTA Y CINCO MIL DOSCIENTOS SESENTA Y CUATRO ($ 242.938.875.264) el Cálculo de Recursos Corrientes y de Capital de la Administración Nacional de acuerdo con el resumen que se indica a continuación (cuadro 2) y el detalle que figura en la Planilla N° 8 Anexa al presente artículo.

Cuadro 2

Recursos Corrientes	241.634.554.958
Recursos de Capital	1.304.320.306
TOTAL:	242.938.875.264

ARTICULO 3°.- Fíjanse en la suma de PESOS CUARENTA Y SEIS MIL OCHOCIENTOS SIETE MILLONES DOSCIENTOS SETENTA Y SEIS MIL NOVECIENTOS OCHENTA ($ 46.807.276.980) los importes correspondientes a los Gastos Figurativos para transacciones corrientes y de capital de la Administración Nacional, quedando en consecuencia establecido el financiamiento por Contribuciones Figurativas de la Administración Nacional en la misma suma, según el detalle que figura en las Planillas Nros. 9 y 10 Anexas al presente artículo.

ARTICULO 4°.- Como consecuencia de lo establecido en los artículos 1°, 2° y 3°, el Resultado Financiero superavitario queda estimado en la suma de PESOS NUEVE MIL CIENTO VEINTIUN MILLONES DOSCIENTOS NOVENTA Y SIETE MIL SEISCIENTOS CINCUENTA ($ 9.121.297.650). Asimismo se indican a continuación (cuadro 3) las Fuentes de Financiamiento y las Aplicaciones Financieras que se detallan en las Planillas Nros. 11, 12 y 13 Anexas al presente artículo:

Cuadro 3

Fuentes de Financiamiento	102.137.589.627
- Disminución de la Inversión Financiera	12.717.890.880
- Endeudamiento Público e Incremento de otros pasivos	89.419.698.747
Aplicaciones Financieras	111.258.887.277
- Inversión Financiera	26.021.515.317
- Amortización de Deuda y Disminución de otros pasivos	85.237.371.960

Fíjase en la suma de PESOS DOS MIL TREINTA Y DOS MILLONES DOSCIENTOS NOVENTA Y SIETE MIL ($ 2.032.297.000) el importe correspondiente a Gastos Figurativos para Aplicaciones Financieras de la Administración Nacional, quedando en consecuencia establecido el Financiamiento por Contribuciones Figurativas para Aplicaciones Financieras de la Administración Nacional en la misma suma.

ARTICULO 5º.- El JEFE DE GABINETE DE MINISTROS, a través de decisión administrativa, distribuirá los créditos de la presente ley a nivel de las partidas limitativas que se establezcan en la citada decisión y en las aperturas programáticas o categorías equivalentes que estime pertinentes.

Asimismo en dicho acto el JEFE DE GABINETE DE MINISTROS podrá determinar las facultades para disponer reestructuraciones presupuestarias en el marco de las competencias asignadas por la Ley de Ministerios.

ARTICULO 6º.- No se podrán aprobar incrementos en los cargos y horas de cátedra que excedan los totales determinados en las Planillas Anexas al presente artículo para cada Jurisdicción, Organismo Descentralizado e Institución de la Seguridad Social. Exceptúase de dicha limitación a las transferencias de cargos entre Jurisdicciones y/u Organismos Descentralizados y a los cargos correspondientes a las Autoridades Superiores del PODER EJECUTIVO NACIONAL. Quedan también exceptuados los cargos correspondientes a las funciones ejecutivas previstas en el Decreto N° 993 del 27 de mayo de 1991 (t.o. 1995), las ampliaciones y reestructuraciones de cargos originadas en el cumplimiento de sentencias judiciales firmes y en reclamos administrativos dictaminados favorablemente, en reestructuraciones de cargos generados en la aplicación del proceso de reencasillamiento producto de la entrada en vigencia del Convenio Colectivo Sectorial correspondiente al personal comprendido en el Sistema Nacional de Empleo Público, los correspondientes al HOSPITAL NACIONAL PROFESOR ALEJANDRO POSADAS, a la ADMINISTRACION NACIONAL DE AVIACION CIVIL, a la AGENCIA NACIONAL DE SEGURIDAD VIAL, al INSTITUTO NACIONAL DEL TEATRO, al MINISTERIO DE CIENCIA, TECNOLOGIA E INNOVACION PRODUCTIVA, a la COMISION NACIONAL DE EVALUACION Y ACREDITACION UNIVERSITARIA, los regímenes que determinen incorporaciones de agentes que completen cursos de capacitación específicos correspondientes a las Fuerzas Armadas y de Seguridad, incluído el SERVICIO PENITENCIARIO FEDERAL, del Servicio Exterior de la Nación, del Cuerpo de Guardaparques Nacionales, de la Carrera del Investigador Científico-Tecnológico y de la COMISION NACIONAL DE ENERGIA ATOMICA.

Las excepciones previstas en el presente artículo serán aprobadas por decisión del JEFE DE GABINETE DE MINISTROS.

ARTICULO 7°.- Salvo decisión fundada del JEFE DE GABINETE DE MINISTROS, las Jurisdicciones y Entidades de la Administración Nacional no podrán cubrir los cargos vacantes financiados existentes a la fecha de sanción de la presente ley, ni los que se produzcan con posterioridad. Las decisiones administrativas que se dicten en tal sentido tendrán vigencia durante el presente ejercicio fiscal y el siguiente para los casos en que las vacantes descongeladas no hayan podido ser cubiertas.

Quedan exceptuados de lo previsto precedentemente los cargos correspondientes a las Autoridades Superiores de la Administración Pública Nacional, al

Personal Científico y Técnico de los organismos indicados en el inciso a) del artículo 14 de la ley 25.467, los correspondientes a los funcionarios del Cuerpo Permanente Activo del Servicio Exterior de la Nación, los cargos correspondientes al HOSPITAL NACIONAL PROFESOR ALEJANDRO POSADAS, de la ADMINISTRACION NACIONAL DE AVIACION CIVIL, de la AGENCIA NACIONAL DE SEGURIDAD VIAL, de la AUTORIDAD REGULATORIA NUCLEAR, del INSTITUTO NACIONAL DEL TEATRO, del MINISTERIO DE CIENCIA, TECNOLOGIA E INNOVACION PRODUCTIVA, de la COMISION NACIONAL DE EVALUACION Y ACREDITACION UNIVERSITARIA, de la SECRETARIA DE SEGURIDAD INTERIOR en atención a las disposiciones de la ley 26.102 de Seguridad Aeroportuaria, así como los del personal de las Fuerzas Armadas y de Seguridad, incluido el SERVICIO PENITENCIARIO FEDERAL, por reemplazos de agentes pasados a situación de retiro y jubilación o dados de baja durante el presente ejercicio.

CAPITULO II

DE LA DELEGACION DE FACULTADES

ARTICULO 8°.- Autorízase al JEFE DE GABINETE DE MINISTROS a introducir ampliaciones en los créditos presupuestarios aprobados por la presente ley y a establecer su distribución en la medida en que las mismas sean financiadas con incremento de fuentes de financiamiento originadas en préstamos de organismos financieros internacionales de los que la Nación forme parte y los originados en acuerdos bilaterales país-país y los provenientes de la autorización conferida por el Artículo 48 de la presente ley, con la condición de que su monto se compense con la disminución de otros créditos presupuestarios financiados con Fuente de Financiamiento 22 – Crédito Externo-.

ARTICULO 9°.- El JEFE DE GABINETE DE MINISTROS podrá disponer ampliaciones en los créditos presupuestarios de la Administración Central, de los Organismos

Descentralizados e Instituciones de la Seguridad Social, y su correspondiente distribución, financiados con incremento de los recursos con afectación específica, recursos propios, transferencias de Entes del Sector Público Nacional, donaciones y los remanentes de ejercicios anteriores provenientes de estas últimas. Las medidas que se dicten en uso de esta facultad deberán destinar el TREINTA Y CINCO POR CIENTO (35 %) al TESORO NACIONAL. Exceptúase de dicha contribución a los recursos con afectación específica destinados a las provincias, y a los originados en transferencias de Entes del Sector Público Nacional, donaciones, venta de bienes y/o servicios y contribuciones, de acuerdo con la definición que para éstas contiene el Clasificador de los Recursos por rubros del Manual de Clasificaciones Presupuestarias.

ARTICULO 10.- Las facultades otorgadas por la presente ley al JEFE DE GABINETE DE MINISTROS podrán ser asumidas por el PODER EJECUTIVO NACIONAL, en su carácter de responsable político de la administración general del país y en función de lo dispuesto por el inciso 10 del Artículo 99 de la CONSTITUCION NACIONAL.

CAPITULO III

DE LAS NORMAS SOBRE GASTOS

ARTICULO 11.- Autorízase, de conformidad con lo dispuesto en el artículo 15 de la ley 24.156 de Administración Financiera y de los Sistemas de Control del Sector Público Nacional y sus modificatorios, la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el ejercicio financiero del año 2009 de acuerdo con el detalle obrante en la Planilla Anexa N° 1 al presente artículo.

Facúltase al JEFE DE GABINETE DE MINISTROS a efectuar las compensaciones necesarias dentro de la jurisdicción 56 – MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS -, incluido cambio de

Finalidades, Fuentes de Financiamiento y Objeto del Gasto, al solo efecto de atender la financiación de la ejecución de las obras detalladas en la Planilla Anexa Nº 2 al presente artículo.

ARTICULO 12.- Fíjase como crédito para financiar los gastos de funcionamiento, inversión y programas especiales de las Universidades Nacionales la suma de PESOS SIETE MIL NOVECIENTOS CINCUENTA Y UN MILLONES QUINIENTOS MIL ($ 7.951.500.000), de acuerdo con el detalle de la Planilla "A" Anexa al presente artículo.

Dispónese que el JEFE DE GABINETE DE MINISTROS efectuará, en forma adicional a lo dispuesto en el párrafo precedente, la distribución obrante en la Planilla "B" Anexa al presente artículo por la suma total de PESOS DOSCIENTOS VEINTE MILLONES SETECIENTOS OCHENTA Y NUEVE MIL ($ 220.789.000), a través de rebajas y/o compensaciones a efectuarse en los créditos asignados a las demás jurisdicciones.

Las Universidades Nacionales deberán presentar ante la SECRETARIA DE POLITICAS UNIVERSITARIAS del MINISTERIO DE EDUCACION, la información necesaria para asignar, ejecutar y evaluar los recursos que se le transfieran por todo concepto. El citado Ministerio podrá interrumpir las transferencias de fondos en caso de incumplimiento en el envío de dicha información.

ARTICULO 13.- Apruébanse para el presente ejercicio, de acuerdo con el detalle obrante en la Planilla Anexa al presente artículo, los flujos financieros y el uso de los fondos fiduciarios integrados total o mayoritariamente por bienes y/o fondos del ESTADO NACIONAL, en cumplimiento a lo establecido por el artículo 2° inciso a) de la ley 25.152. El JEFE DE GABINETE DE MINISTROS deberá presentar informes trimestrales a ambas Cámaras del HONORABLE CONGRESO DE LA NACION sobre el flujo y uso de los fondos fiduciarios, detallando en su caso las transferencias realizadas y las obras ejecutadas y/o programadas.

ARTICULO 14.- Sustitúyese el artículo 3º de la ley 25.917 por el siguiente texto:

Artículo 3°.- Las Leyes de Presupuesto General de las Administraciones Provinciales, de la Ciudad Autónoma de Buenos Aires y de la Administración Pública nacional contendrán la autorización de la totalidad de los gastos y la previsión de la totalidad de los recursos, de carácter ordinario y extraordinario, afectados o no de todos los organismos centralizados, descentralizados, de las instituciones de la seguridad social y los flujos financieros de los fondos fiduciarios. Asimismo, informarán sobre las previsiones correspondientes a todos los entes autárquicos, los institutos, las empresas y sociedades del Estado del Sector Público no Financiero. Los recursos y gastos figurarán por sus montos íntegros, sin compensaciones entre sí. Se realizarán las adecuaciones necesarias en un plazo máximo de los DOS (2) ejercicios fiscales subsiguientes al del 2009. Lo dispuesto en el presente artículo no implica alterar las leyes especiales en cuanto a sus mecanismos de distribución o intangibilidad, en cuyo caso no estarán sometidas a las reglas generales de ejecución presupuestaria.

ARTICULO 15.- Establécese que las Empresas y Sociedades del Estado definidas en los términos del artículo 8° de la ley 24.156 que reciban fondos de la Administración nacional para el financiamiento de proyectos de inversión, adquisición u obras, deberán remitir a la SECRETARIA DE HACIENDA del MINISTERIO DE ECONOMIA Y PRODUCCION al momento de solicitar cada devengamiento de los créditos presupuestarios asignados para tal fin, un informe sobre el estado de ejecución de los proyectos, adquisiciones u obras que contenga, como mínimo: el detalle de la aplicación de los fondos ejecutados mensualmente en cada proyecto u obra, un informe sobre el grado de avance de la ejecución de cada proyecto u obra y la programación física y financiera mensual de los proyectos, adquisiciones u obras a ejecutar durante el ejercicio correspondiente.

Facúltase a la SECRETARIA DE HACIENDA a establecer los lineamientos que resulten necesarios para el cumplimiento del presente artículo.

ARTICULO 16.- Autorízase al JEFE DE GABINETE DE MINISTROS a incorporar a la Jurisdicción 56 – MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS, los saldos de recursos remanentes recaudados en el año 2007, por la suma de PESOS DOCE MILLONES CIENTO TREINTA Y DOS MIL TRESCIENTOS ($ 12.132.300) correspondiente a las leyes 15.336, 23.966 y 24.065.

Dicho monto se destinará al Programa 74 – Formulación y Ejecución de la Política Energética Eléctrica – Fuente de Financiamiento 13 – Recursos con Afectación Específica, de la Jurisdicción citada.

ARTICULO 17.- El ESTADO NACIONAL toma a cargo las deudas generadas en el MERCADO ELÉCTRICO MAYORISTA (MEM) por aplicación de la Resolución de la SECRETARIA DE ENERGIA Nº 406 de fecha 8 de setiembre de 2003, correspondientes a las acreencias de NUCLEOELECTRICA ARGENTINA SOCIEDAD ANONIMA (NASA), de la ENTIDAD BINACIONAL YACYRETA y a los excedentes generados por el COMPLEJO HIDROELECTRICO DE SALTO GRANDE, estos últimos en el marco de las leyes 24.954 y 25.671, por las transacciones económicas realizadas hasta el 31 de diciembre de 2008 y las que se generen durante el Ejercicio 2009.

Las deudas mencionadas en el párrafo anterior, serán incluidas en el artículo 2º, inciso f) de la ley 25.152.

ARTICULO 18.- Considéranse como aportes no reintegrables los efectuados mediante los Decretos Nros. 1.181 de fecha 3 de diciembre de 2003, 365 de fecha 26 de marzo de 2004, 512 de fecha 23 de abril de 2004, 917 de fecha 21 de julio de 2004, 962 de fecha 29 de julio de 2004, 1.672 y 1.687 ambos de fecha 30 de noviembre de 2004, 1.466 de fecha 28 de noviembre de 2005, 311 de fecha 21 de marzo de 2006 y las deudas por los préstamos dispuestos por el artículo 17 de la ley 26.078 y el artículo 30 de la ley 26.198.

Facúltase a la SECRETARIA DE HACIENDA a realizar las registraciones contables a que den lugar los efectos del presente artículo.

ARTICULO 19.- El PODER EJECUTIVO NACIONAL otorgará aportes no reintegrables del Tesoro Nacional al Fondo Unificado creado por el artículo 37 de la Ley 24.065, con destino al pago de las obligaciones exigibles de dicho Fondo para el cumplimiento de sus funciones específicas y al sostenimiento sin distorsiones del sistema de estabilización de precios en el Mercado Eléctrico Mayorista (MEM) mediante el auxilio financiero al Fondo de Estabilización creado por Resolución Nº 61 de fecha 29 de abril de 1992 de la ex – SECRETARIA DE ENERGIA ELECTRICA, dependiente del ex – MINISTERIO DE ECONOMIA Y OBRAS Y SERVICIOS PUBLICOS, sus modificatorias y complementarias, en el marco del artículo 36 de la ley 24.065 y administrado por la COMPAÑÍA ADMINISTRADORA DEL MERCADO MAYORISTA ELECTRICO SOCIEDAD ANONIMA (CAMMESA), en su calidad de Organismo Encargado del Despacho (OED) conforme el Decreto Nº 1.192 del 10 de julio de 1992, debiéndose entender dentro de dichos conceptos todas las acciones adoptadas y aquellas que resulten necesarias para dar cumplimiento a lo previsto en el artículo 4º del Decreto Nº 465 del 6 de mayo de 2005, su normativa complementaria y modificatoria, así como las que pudieran tener origen en la Resolución Nº 826 de la SECRETARIA DE ENERGIA de fecha 6 de agosto de 2004, su normativa modificatoria y complementaria.

ARTICULO 20.- Sustitúyese el artículo 39 de la ley 26.020 por el siguiente:

> Artículo 39: Serán obligados al pago de la Tasa de Fiscalización de la Industria y Comercialización del Gas Licuado de Petróleo, en carácter de sujetos pasivos, las personas físicas o jurídicas que obtengan gas licuado a partir de la refinación de hidrocarburos líquidos, de la captación o separación del gas natural por cualquier método técnico y los importadores del producto.

El período de liquidación comprenderá UN (1) mes calendario y la base imponible vendrá dada por el volumen de su producción y/o importación en dicho período, expresado en toneladas. La cuantía a aplicar sobre la base imponible será de PESOS CINCO ($ 5,00) por tonelada producida y/o importada. Los sujetos pasivos podrán trasladar por sobre sus precios de venta en el mercado interno hasta PESOS TRES ($ 3,00) por tonelada de gas licuado de petróleo comercializada. La SECRETARIA DE ENERGIA queda facultada para modificar dichas cuantías, hasta un VEINTE POR CIENTO (20 %) en más o en menos, de acuerdo a las variaciones económicas que se operen en la industria.

La aplicación, por parte de la SECRETARIA DE ENERGIA, de la tasa creada por el presente artículo, y la imposición de multas, intereses, actualizaciones y sanciones se regirán por las normas y procedimientos establecidos en la Ley 11.683 (t.o. 1998) y sus modificaciones.

ARTICULO 21.- Autorízase a iniciar el proceso de contratación de las obras denominadas "Hidroeléctrica Cóndor Cliff" e "Hidroeléctrica Barrancosa". Asimismo autorízase al JEFE DE GABINETE DE MINISTROS a efectuar las medidas necesarias que en materia de presupuesto correspondan, a efectos de comprometer la ejecución de los mencionados proyectos así como su inclusión en los ejercicios siguientes hasta su finalización.

ARTICULO 22.- Autorízase al PODER EJECUTIVO NACIONAL a otorgar un préstamo preferencial a la REPUBLICA DE BOLIVIA, destinado a financiar el Proyecto "Construcción de Planta de Extracción y Fraccionamiento de Licuables y su sistema de evacuación y comercialización en la localidad de YACUIBA", Provincia de Gran Chaco, del Departamento de Tarija, por la suma de DOLARES ESTADOUNIDENSES CUATROCIENTOS CINCUENTA MILLONES (U$S 450.000.000), facultando al JEFE DE GABINETE DE MINISTROS a llevar a cabo todas las acciones y previsiones que resulten necesarias para la concreción del mismo. El PODER EJECUTIVO NACIONAL fijará el plazo y condiciones de devolución del presente préstamo.

ARTICULO 23.- Autorízase a iniciar el proceso de contratación de la obra “Presa Embalse y Central Portezuelo del Viento” en el Río Grande y sus obras complementarias. Asimismo, autorízase al JEFE DE GABINETE DE MINISTROS a efectuar las medidas necesarias que en materia de presupuesto correspondan, a efectos de permitir la ejecución del mencionado proyecto, así como su inclusión en los ejercicios siguientes hasta su finalización.

El JEFE DE GABINETE DE MINISTROS deberá dar cuenta al HONORABLE CONGRESO DE LA NACION, de las medidas implementadas a los efectos de lo dispuesto en el párrafo anterior.

ARTICULO 24.- El JEFE DE GABINETE DE MINISTROS, podrá disponer las reestructuraciones presupuestarias necesarias a efectos de incrementar los créditos asignados a la Jurisdicción 56 – MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS, para el financiamiento del proyecto de Desarrollo del Radar Primario Argentino Tridimensional de Largo Alcance, destinado al control del Espacio Aéreo Nacional (RPA 3D) cuyo plazo de ejecución excede el Ejercicio 2009.

ARTICULO 25.- El JEFE DE GABINETE DE MINISTROS asignará las sumas necesarias para cubrir las diferencias existentes respecto de la obra “Acueducto del Río Colorado”, en virtud del convenio suscrito entre la Provincia de LA PAMPA y el ESTADO NACIONAL en fecha 27 de mayo de 2002 y de acuerdo a lo establecido en la Ley 24.805, debiendo arbitrar los medios necesarios para la conclusión total de la obra.

El JEFE DE GABINETE DE MINISTROS deberá dar cuenta al HONORABLE CONGRESO DE LA NACION, de las medidas implementadas a los efectos de lo dispuesto en el párrafo anterior.

ARTICULO 26.- Autorízase al PODER EJECUTIVO NACIONAL a instrumentar los mecanismos correspondientes a los fines de cubrir las necesidades financieras derivadas de los déficits operativos de las Empresas AEROLINEAS ARGENTINAS SOCIEDAD ANONIMA y AUSTRAL LINEAS AEREAS – CIELOS DEL SUR SOCIEDAD ANONIMA, hasta que se complete el rescate establecido por el artículo 1° de la Ley 26.412 o hasta el 31 de diciembre de 2009, lo que ocurra primero. El monto de las asistencias a realizarse deberán instrumentarse como aportes de capital y/o créditos a favor del ESTADO NACIONAL. A tal fin, el JEFE DE GABINETE DE MINISTROS deberá propiciar las adecuaciones presupuestarias correspondientes e informar sobre dichas asistencias a la COMISION BICAMERAL DE REFORMA DEL ESTADO Y SEGUIMIENTO DE LAS PRIVATIZACIONES.

ARTICULO 27.- Extiéndese por TRES (3) años adicionales el plazo de la renovación automática a la que hace mención el artículo 2° del contrato de administración fiduciaria suscripto entre la SECRETARIA DE HACIENDA del MINISTERIO DE ECONOMIA Y PRODUCCION y el BANCO DE INVERSION Y COMERCIO EXTERIOR SOCIEDAD ANONIMA aprobado por la Resolución N° 4 de la SECRETARIA DE HACIENDA del 13 de enero de 1999.

CAPITULO IV

DE LAS NORMAS SOBRE RECURSOS

ARTICULO 28.- Dispónese el ingreso como contribución al Tesoro Nacional de la suma de PESOS OCHOCIENTOS SETENTA Y DOS MILLONES OCHENTA Y CUATRO MIL SETECIENTOS VEINTICINCO ($ 872.084.725), de acuerdo con la distribución indicada en la Planilla Anexa al presente artículo. El JEFE DE GABINETE DE MINISTROS establecerá el cronograma de pagos y adecuará la planilla en función de lo dispuesto en el párrafo precedente.

ARTICULO 29.- Fíjase en la suma de PESOS CINCUENTA Y CUATRO MILLONES OCHOCIENTOS MIL ($ 54.800.000) el monto de la tasa regulatoria según lo establecido por el primer párrafo del artículo 26 de la Ley 24.804 – LEY NACIONAL DE LA ACTIVIDAD NUCLEAR.

ARTICULO 30.- Limítase para el Ejercicio Fiscal 2009 al UNO COMA NOVENTA POR CIENTO (1,90%) la alícuota establecida por el inciso a) del artículo 1° del Decreto N° 1.399 del 4 de noviembre de 2001.

Los programas de colaboración que la ADMINISTRACION FEDERAL DE INGRESOS PUBLICOS (AFIP), desarrolle en materia de administración tributaria con organismos nacionales, provinciales, interprovinciales municipales o de la Ciudad Autónoma de BUENOS AIRES, conforme a los lineamientos que al respecto se acuerden, se ejecutarán y administrarán de acuerdo a sus respectivas normativas y se financiarán con los recursos a que se refiere el párrafo precedente.

ARTICULO 31.- Suspéndese para el Ejercicio 2009 la integración correspondiente del FONDO ANTICICLICO FISCAL creado por el artículo 9° de la Ley 25.152. En caso de que la necesidad de financiamiento global de la Administración Nacional sea atendida sin tener que recurrir en su totalidad al superávit financiero, el PODER EJECUTIVO NACIONAL destinará al citado Fondo el excedente financiero no aplicado.

ARTICULO 32.- Fíjase en CERO COMA SESENTA Y CINCO POR CIENTO (0,65%) el porcentaje a que se refiere el inciso a) del artículo 2° de la Ley 25.641.

Establécese que dicho porcentaje será asignado de la siguiente forma: CERO COMA CUARENTA Y CINCO POR CIENTO (0,45%) al Instituto Nacional de Tecnología Agropecuaria (INTA), el CERO COMA QUINCE POR CIENTO (0,15%) al Servicio Nacional de Sanidad y Calidad Agroalimentaria (SENASA) y el CERO COMA CERO CINCO POR CIENTO (0,05%) al Instituto Nacional de Tecnología Industrial (INTI). Estos fondos serán detraídos de los gravámenes, derechos y tasas, excluída la tasa de estadística creada por la Ley 23.664, percibidos por la Dirección General de Aduanas, debiendo ser depositados por ésta directamente a la orden de los organismos mencionados precedentemente en el BANCO DE LA NACION ARGENTINA.

Convalídase la distribución realizada por la aplicación del presente artículo hasta el Ejercicio 2008 inclusive.

ARTICULO 33.- Exímese del Impuesto sobre Combustibles Líquidos y el Gas Natural, previsto en el Título III de la Ley 23.966 (t.o. 1998) y sus modificatorias; del Impuesto sobre el Gas Oil establecido por la Ley 26.028 y de todo otro tributo específico que en el futuro se imponga a dicho combustible, a las importaciones de gas oil y diesel oil y su venta en el mercado interno, realizadas durante el año 2009, destinadas a compensar los picos de demanda del mismo, incluyendo las necesidades para el mercado de generación eléctrica.

La exención dispuesta en el párrafo anterior será procedente mientras la paridad promedio mensual de importación del gas oil o diesel oil sin impuestos, a excepción del Impuesto al Valor Agregado, no resulte inferior al precio a salida de refinería de esos bienes.

Autorízase a importar bajo el presente régimen para el año 2009, el volumen de DOS MILLONES QUINIENTOS MIL METROS CUBICOS (2.500.000 m3), los que pueden ser ampliados en hasta un VEINTE POR CIENTO (20%), conforme la evaluación de su necesidad realizada en forma conjunta por la SECRETARIA DE HACIENDA, dependiente del MINISTERIO DE ECONOMIA Y PRODUCCION y la SECRETARIA DE ENERGIA, dependiente del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS.

El PODER EJECUTIVO NACIONAL, a través de los organismos que estime corresponder, distribuirá el cupo de acuerdo a la reglamentación que dicte al respecto, debiendo remitir al HONORABLE CONGRESO DE LA NACION, en forma trimestral, el informe pertinente que deberá contener indicación de los volúmenes autorizados por empresa; evolución de los precios de mercado y condiciones de suministro e informe sobre el cumplimiento de la Resolución N° 1.679 de fecha 23 de diciembre de 2004 de la SECRETARIA DE ENERGIA, dependiente del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS.

En los aspectos no reglados por el presente régimen, serán de aplicación supletoria y complementaria, las disposiciones de la Ley 26.022.

ARTICULO 34.- Exímese del pago del derecho de importación y de las tasas de estadística y comprobación a la importación para consumo de las mercaderías nuevas y no producidas en el país, destinadas a obras de infraestructura cuyo objeto constituya:

a) La generación, el transporte y la distribución de energía eléctrica.
b) La prospección, exploración, producción y explotación de gas y petróleo.
c) La constitución de nuevas refinerías de petróleo y ampliación de las existentes.
d) El transporte, almacenaje y/o distribución de hidrocarburos.

A los efectos de la aplicación de lo dispuesto en el párrafo anterior, las obras de infraestructura deberán ser declaradas como Proyecto Crítico por la SECRETARIA DE ENERGIA del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS, conforme la normativa vigente en la materia y la que en el futuro se establezca. Las mercaderías a importar deberán ser parte constitutiva imprescindible de las obras a las que se afecten, a cuyos efectos el mencionado organismo dictará las normas respectivas. La SECRETARIA DE INDUSTRIA, COMERCIO Y PYME del MINISTERIO DE ECONOMIA Y PRODUCCION, determinará periódicamente la existencia de producción nacional.

Las mercaderías importadas nuevas, destinadas a proyectos de inversión para la generación de energía eléctrica en el contexto del denominado FONDO PARA INVERSIONES NECESARIAS que permitan incrementar la oferta de energía eléctrica en el mercado eléctrico mayorista (FONINVMEM), que hayan sido declarados como críticos por la Secretaría de Energía del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS con anterioridad a la vigencia de la presente, no quedarán alcanzadas por los derechos y tasas mencionados en el primer párrafo del presente artículo. No se requerirá la calidad del producido en el país a las mercaderías pendientes de importación destinadas a los mencionados proyectos.

ARTICULO 35.- Aclárase que el artículo 24 de la Ley 26.198 no modifica el marco normativo vigente respecto a las comisiones y gastos bancarios que originan las cuentas recaudadoras, conforme a las previsiones del artículo 23 de la Ley 11.683 (t.o. 1998) y sus modificaciones, cuya aplicación al ámbito de la seguridad social fue dispuesta por el Decreto Nº 507 del 24 de marzo de 1993 ratificado por la Ley 24.447.

ARTICULO 36.- Sustitúyese el inciso a) del artículo 65 de la Ley 11.683 (t.o. 1998) y sus modificaciones por el siguiente:

a) Desde la fecha de intimación administrativa de pago de tributos determinados, cierta o presuntivamente con relación a las acciones y poderes fiscales para exigir el pago intimado. Cuando mediare recurso de apelación ante el TRIBUNAL FISCAL DE LA NACION, la suspensión, hasta el importe del tributo liquidado, se prolongará hasta NOVENTA (90) días después de notificada la sentencia del mismo que declare su incompetencia, o determine el tributo, o apruebe la liquidación practicada en su consecuencia.

Cuando la determinación aludida impugne total o parcialmente saldos a favor del contribuyente o responsable que hubieren sido aplicados a la cancelación –por compensación– de otras obligaciones tributarias, la suspensión comprenderá también a la prescripción de las acciones y poderes del Fisco para exigir el pago de las obligaciones pretendidamente canceladas con dichos saldos a favor.

La intimación de pago efectuada al deudor principal, suspende la prescripción de las acciones y poderes del Fisco para determinar el impuesto y exigir su pago respecto de los responsables solidarios.

ARTICULO 37.- Prorrógase hasta el 31 de diciembre de 2024 el plazo establecido en la parte "in fine" del primer párrafo del artículo 1° de la Ley 26.028.

CAPITULO V

DE LOS CUPOS FISCALES

ARTICULO 38.- Fíjase el cupo anual al que se refiere el artículo 3° de la Ley 22.317 y el artículo 7° de la Ley 25.872, en la suma de PESOS OCHENTA Y DOS MILLONES QUINIENTOS MIL ($ 82.500.000), de acuerdo con el siguiente detalle:

a) PESOS DIECIOCHO MILLONES ($ 18.000.000) para el INSTITUTO NACIONAL DE EDUCACION TECNOLOGICA.

b) PESOS TREINTA MILLONES ($ 30.000.000) para la SUBSECRETARIA DE LA PEQUEÑA Y MEDIANA EMPRESA Y DESARROLLO REGIONAL.

c) PESOS DOCE MILLONES ($ 12.000.000) para la SUBSECRETARIA DE LA PEQUEÑA Y MEDIANA EMPRESA Y DESARROLLO REGIONAL (Inciso d) del artículo 5° de la Ley 25.872).

d) PESOS VEINTIDOS MILLONES QUINIENTOS MIL ($ 22.500.000) para el MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL.

Déjase establecido que, a partir de la fecha de vigencia de la presente ley, el monto del crédito fiscal a que se refiere la Ley 22.317 será administrado por el INSTITUTO NACIONAL DE EDUCACION TECNOLOGICA, en el ámbito del MINISTERIO DE EDUCACION.

ARTICULO 39.- Fíjase el cupo anual establecido en el artículo 9°, inciso b) de la Ley 23.877 en la suma de PESOS CUARENTA MILLONES ($ 40.000.000) distribuidos de la siguiente forma:

1. La suma de PESOS TREINTA Y CINCO MILLONES ($ 35.000.000) para la operatoria vigente, y
2. La suma de PESOS CINCO MILLONES ($ 5.000.000) para financiar proyectos en el marco del Programa de Fomento a la Inversión de Capital de Riesgo en Empresas de las Areas de Ciencia, Tecnología e Innovación Productiva (Decreto Nº 1.207 de fecha 12 de setiembre de 2006).

CAPITULO VI

DE LA CANCELACION DE DEUDAS DE ORIGEN PREVISIONAL

ARTICULO 40.- Establécese como límite máximo la suma de PESOS DOS MIL DOSCIENTOS CUARENTA Y TRES MILLONES SEISCIENTOS VEINTE MIL ($ 2.243.620.000) destinada al pago de deudas previsionales reconocidas en sede judicial y administrativa como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del régimen previsional público a cargo de la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL.

ARTICULO 41.- Dispónese el pago en efectivo por parte de la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL (ANSES), de las deudas previsionales consolidadas en el marco de la Ley 25.344, por la parte que corresponda abonar mediante la colocación de instrumentos de la deuda pública.

ARTICULO 42.- La cancelación de deudas previsionales consolidadas, de acuerdo con la normativa vigente, en cumplimiento de sentencias judiciales que ordenen el pago de retroactivos y reajustes por la parte que corresponda abonar mediante la colocación de instrumentos de deuda pública a retirados y pensionados de las Fuerzas Armadas y Fuerzas de Seguridad incluido el SERVICIO PENITENCIARIO FEDERAL, será atendida con los montos correspondientes al INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES, a la CAJA DE RETIROS, JUBILACIONES Y PENSIONES DE LA POLICIA FEDERAL ARGENTINA, del SERVICIO PENITENCIARIO FEDERAL, de la GENDARMERIA NACIONAL y de la PREFECTURA NAVAL ARGENTINA determinados en la Planilla Anexa al artículo 50 de la presente ley.

ARTICULO 43.- Establécese como límite máximo la suma de PESOS TRESCIENTOS VEINTINUEVE MILLONES DOSCIENTOS OCHENTA Y NUEVE MIL ($ 329.289.000) destinada al pago de sentencias judiciales por la parte que corresponda abonar en efectivo por todo concepto, como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las Fuerzas Armadas y Fuerzas de Seguridad, incluido el SERVICIO PENITENCIARIO FEDERAL, de acuerdo con el siguiente detalle (cuadro 4).

Cuadro 4

- INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES:	$ 153.044.000
- CAJA DE RETIROS, JUBILACIONES Y PENSIONES DE LA POLICIA FEDERAL ARGENTINA:	$ 124.484.000
- SERVICIO PENITENCIARIO FEDERAL:	$ 37.456.000
- GENDARMERIA NACIONAL:	$ 10.305.000
- PREFECTURA NAVAL ARGENTINA:	$ 4.000.000

ARTICULO 44.- Los organismos a que se refieren los artículos 42 y 43 de la presente ley deberán observar para la cancelación de las deudas el orden de prelación estricto que a continuación se detalla:

a) Sentencias notificadas en períodos fiscales anteriores y aún pendientes de pago.

b) Sentencias notificadas en el año 2009.

En el primer caso se dará prioridad a los beneficiarios de mayor edad. Agotadas las sentencias notificadas en períodos anteriores al año 2009 se aplicará el orden de prelación dispuesto en el inciso b), respetando estrictamente el orden cronológico de notificación de las sentencias definitivas.

CAPITULO VII

DE LAS JUBILACIONES Y PENSIONES

ARTICULO 45.- Establécese, a partir de la fecha de vigencia de la presente ley, que la participación del INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES, referida en los artículos 18 y 19 de la Ley 22.919, no podrá ser inferior al CUARENTA Y TRES POR CIENTO (43 %) del costo de los haberes remunerativos de retiro, indemnizatorios y de pensión de los beneficiarios.

ARTICULO 46.- Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones otorgadas en virtud de la Ley 13.337 que hubieran caducado o caduquen durante el presente ejercicio.

Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones graciables que fueran otorgadas por el artículo 48 de la Ley 25.064.

Las pensiones graciables prorrogadas por la presente ley, las que se otorgaren y las que hubieran sido prorrogadas por las Leyes Nros. 23.990, 24.061, 24.191, 24.307,

24.447, 24.624, 24.764, 24.938, 25.064, 25.237, 25.401, 25.500, 25.565, 25.725, 25.827, 25.967, 26.078, 26.198 y 26.337 deberán cumplir con las condiciones indicadas a continuación:

a) No ser el beneficiario titular de un bien inmueble cuya valuación fiscal fuere equivalente o superior a PESOS CIEN MIL ($ 100.000).

b) No tener vínculo hasta el cuarto grado de consanguinidad o segundo de afinidad con el legislador solicitante.

c) No podrán superar en forma individual o acumulativa la suma equivalente a UNA (1) jubilación mínima del Sistema Integrado de Jubilaciones y Pensiones y serán compatibles con cualquier otro ingreso siempre que, la suma total de estos últimos, no supere DOS (2) jubilaciones mínimas del referido Sistema.

En los supuestos en que los beneficiarios sean menores de edad, con excepción de quienes tengan capacidades diferentes, las incompatibilidades serán evaluadas en relación a sus padres, cuando ambos convivan con el menor. En caso de padres separados de hecho o judicialmente, divorciados o que hayan incurrido en abandono de hogar, las incompatibilidades sólo serán evaluadas en relación al progenitor que cohabite con el beneficiario.

En todos los casos de prórrogas aludidos en el presente artículo, la Autoridad de Aplicación deberá mantener la continuidad de los beneficios hasta tanto se comprueben fehacientemente las incompatibilidades mencionadas. En ningún caso, se procederá a suspender los pagos de las prestaciones sin previa notificación o intimación para cumplir con los requisitos formales que fueren necesarios.

Las pensiones graciables que hayan sido dadas de baja por cualquiera de las causales de incompatibilidad serán rehabilitadas una vez cesados los motivos que hubieran dado lugar a su extinción siempre que las citadas incompatibilidades dejaren de existir dentro del plazo establecido en la ley que las otorgó.

Dispónese, con cargo a los créditos aprobados por el artículo 1° de la presente ley, la suma de PESOS DIECIOCHO MILLONES ($ 18.000.000) para la atención de los beneficios mencionados en el artículo 75 inciso 20) de la Constitución Nacional, que se determinen por la Jurisdicción 01 – Programa 16 -, en hasta un TREINTA POR CIENTO (30 %) del importe mencionado y por la Jurisdicción 01 – Programa 17 – en hasta UN SETENTA POR CIENTO (70 %) del mismo y se tramiten y formalicen por la unidad ejecutora del Programa 23 de la Jurisdicción 85.

Autorízase al PODER EJECUTIVO NACIONAL a incrementar los haberes de las pensiones graciables otorgadas por la presente ley, hasta equiparar el aumento dispuesto en otros beneficios similares por la legislación vigente en la materia.

ARTICULO 47.- Asígnase durante el presente ejercicio la suma de PESOS OCHOCIENTOS TREINTA Y SEIS MILLONES SEISCIENTOS SETENTA Y NUEVE MIL ($ 836.679.000) de la contribución destinada al Fondo Nacional de Empleo (FNE) para la atención de programas de empleo del MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL.

CAPITULO VIII

DE LAS OPERACIONES DE CREDITO PUBLICO

ARTICULO 48.- Autorízase, de conformidad con lo dispuesto por el artículo 60 de la Ley 24.156, a los entes que se mencionan en la Planilla Anexa al presente artículo a realizar operaciones de crédito público por los montos, especificaciones y destino del financiamiento indicados en la referida Planilla.

Los importes indicados en la misma corresponden a valores efectivos de colocación. El uso de esta autorización deberá ser informado de manera fehaciente y detallada, dentro del plazo de TREINTA (30) días de efectivizada la operación de crédito público, a ambas Cámaras del HONORABLE CONGRESO DE LA NACION.

El órgano responsable de la Coordinación de los Sistemas de Administración Financiera realizará las operaciones de crédito público correspondientes a la Administración Central.

El MINISTERIO DE ECONOMIA Y PRODUCCION podrá efectuar modificaciones a las características detalladas en la mencionada Planilla a los efectos de adecuarlas a las posibilidades de obtención de financiamiento, lo que deberá informarse de la misma forma y modo establecidos en el segundo párrafo.

ARTICULO 49.- Fíjanse en la suma de PESOS NUEVE MIL MILLONES ($ 9.000.000.000) y en la suma de PESOS DOS MIL MILLONES ($ 2.000.000.000) los montos máximos de autorización a la TESORERIA GENERAL DE LA NACION y a la Administración Nacional de la Seguridad Social, respectivamente, para hacer uso transitoriamente del crédito a corto plazo a que se refieren los artículos 82 y 83 de la Ley 24.156.

ARTICULO 50.- Fíjase en PESOS TRES MIL SETECIENTOS MILLONES ($ 3.700.000.000) el importe máximo de colocación de Bonos de Consolidación y de Bonos de Consolidación de Deudas Previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el artículo 2°, inciso f) de la Ley 25.152, las alcanzadas por el Decreto N° 1.318 de fecha 6 de noviembre de 1998 y las referidas en el artículo 100 de la Ley 11.672 - Complementaria Permanente de Presupuesto (t.o. 2005)-, por los montos que en cada caso se indican en la Planilla Anexa al presente artículo. Los importes indicados en la misma corresponden a valores efectivos de colocación.

Dentro de cada uno de los conceptos definidos en la citada Planilla, las colocaciones serán efectuadas en el estricto orden cronológico de ingreso a la OFICINA NACIONAL DE CREDITO PUBLICO de la SUBSECRETARIA DE FINANCIAMIENTO dependiente de la SECRETARIA DE FINANZAS del MINISTERIO DE ECOONOMIA Y PRODUCCION, de los requerimientos de pago que cumplan con los requisitos establecidos en la reglamentación hasta agotar el importe máximo de colocación fijado por el presente artículo.

Facúltase al MINISTERIO DE ECONOMIA Y PRODUCCION a realizar modificaciones dentro del monto total fijado en este artículo.

ARTICULO 51.- Dentro del monto autorizado para la Jurisdicción 90 - Servicio de la Deuda Pública -, se incluye la suma de PESOS VEINTE MILLONES ($ 20.000.000) destinada a la atención de las deudas referidas en los incisos b) y c) del artículo 7º de la Ley 23.982.

ARTICULO 52.- Mantiénese el diferimiento de los pagos de los servicios de la deuda pública del Gobierno nacional dispuesto en el artículo 52 de la Ley 26.337, hasta la finalización del proceso de reestructuración de la totalidad de la deuda pública contraída originalmente con anterioridad al 31 de diciembre de 2001, o en virtud de normas dictadas antes de esa fecha.

ARTICULO 53.- Exceptúanse del diferimiento de pagos establecido en el artículo precedente, a las siguientes obligaciones:

a) Las Letras del Tesoro (LETES) emitidas en virtud de lo dispuesto por los Decretos Nros. 1.572 del 1 de diciembre de 2001 y 1.582 del 5 de diciembre de 2001 y normas complementarias:

   I. Que estén en poder de personas físicas de SETENTA Y CINCO (75) años o más de edad, y cuyas tenencias se encuentren acreditadas en la CAJA DE VALORES SOCIEDAD ANONIMA al 31 de diciembre de 2001 y que se mantengan sin variación, o por la parte que cumpla con esta condición.

   II. Que estuviesen en poder de personas que atraviesen situaciones en las que estuvieran en riesgo la vida, o aquellas en las que exista un severo compromiso de su salud por el riesgo de incapacidad que presuma la patología y la imposibilidad de postergación del tratamiento por un lapso mayor a DOS (2) años las que serán consideradas individualmente, en el marco del Decreto Nº 1.310 del 29 de septiembre de 2004 y cuyas tenencias se encuentren acreditadas en CAJA DE VALORES SOCIEDAD ANONIMA a la fecha de publicación en el Boletín Oficial de la Resolución Nº 73 del 25 de abril de 2002 del ex MINISTERIO DE ECONOMIA.

ARTICULO 54.- La suspensión dispuesta en el artículo 1° del Decreto Nº 493 del 20 de abril de 2004 se extenderá hasta que el PODER EJECUTIVO NACIONAL normalice en los términos del artículo 55 de la presente ley los certificados emitidos en el marco de los decretos mencionados en el artículo 1° del decreto antes citado. A tal fin, facúltase al PODER EJECUTIVO NACIONAL al dictado de las normas correspondientes.

ARTICULO 55.- Autorízase al PODER EJECUTIVO NACIONAL, a través del MINISTERIO DE ECONOMIA Y PRODUCCION, a proseguir con la normalización de los servicios de la deuda pública referida en el artículo 52 de la presente ley, en los términos del artículo 65 de la Ley 24.156, y con los límites impuestos por la ley 26.017, quedando facultado el PODER EJECUTIVO NACIONAL para realizar todos aquellos actos necesarios para la conclusión del citado proceso, a fin de adecuar los servicios de la misma a las posibilidades de pago del ESTADO NACIONAL en el mediano y largo plazo.

El MINISTERIO DE ECONOMIA Y PRODUCCION informará semestralmente al HONORABLE CONGRESO DE LA NACION, el avance de las tratativas y los acuerdos a los que se arribe durante el proceso de negociación.

Los servicios de la deuda pública del Gobierno nacional, correspondientes a los títulos públicos comprendidos en el régimen de la Ley 26.017, están incluidos en el diferimiento indicado en el artículo 52 de la presente ley.

Los pronunciamientos judiciales firmes, emitidos contra las disposiciones de la Ley 25.561, el Decreto Nº 471 del 8 de marzo de 2002, y sus normas complementarias, recaídos sobre dichos títulos, se encuentran alcanzados por lo dispuesto en el párrafo anterior.

ARTICULO 56.- Autorízase al PODER EJECUTIVO NACIONAL, a través del MINISTERIO DE ECONOMIA Y PRODUCCION, a negociar la reestructuración de las deudas con acreedores oficiales del exterior que las provincias le encomienden. En tales casos el ESTADO NACIONAL podrá convertirse en el deudor o garante frente a los citados acreedores en la medida que la Jurisdicción provincial asuma con el ESTADO NACIONAL la deuda resultante en los términos en que el PODER EJECUTIVO NACIONAL, a través del MINISTERIO DE ECONOMIA Y PRODUCCION determine.

A los efectos de la cancelación de las obligaciones asumidas, las Jurisdicciones provinciales deberán afianzar dicho compromiso con los recursos tributarios coparticipables.

ARTICULO 57.- A los efectos del cómputo de lo dispuesto en el inciso f) del artículo 2° de la Ley 25.152, considéranse incluídos en el citado inciso, tanto los avales del Tesoro Nacional como la capitalización por coeficiente de actualización.

ARTICULO 58.- Establécese que las entidades financieras tendrán plazo hasta el 30 de junio de 2009 para notificar al BANCO CENTRAL DE LA REPUBLICA ARGENTINA, en los términos oportunamente establecidos por el MINISTERIO DE ECONOMIA Y PRODUCCION y el citado Banco, la aceptación del resarcimiento dispuesto en los artículos 28 y 29 del Decreto N° 905 de fecha 31 de mayo de 2002 y modificaciones.

Aquellas entidades financieras que hubieran recibido la citada compensación por importes superiores a los determinados por el BANCO CENTRAL DE LA REPUBLICA ARGENTINA y que aún no los hubieran restituido, deberán reintegrar los mismos hasta el 30 de junio de 2009, de acuerdo al mecanismo que a tal efecto determine el MINISTERIO DE ECONOMIA Y PRODUCCION.

Las entidades que hubieran iniciado o inicien reclamos administrativos y/o acciones judiciales en los cuales se cuestionen los conceptos referidos en los artículos 28 y 29 del Decreto Nº 905/02 y sus normas complementarias, o su metodología de cálculo y que no desistan de los mismos, no podrán presentar la aceptación aludida en el primer párrafo del presente artículo, por lo que una vez vencido el plazo se estará a lo que se decida en sede administrativa o judicial, según corresponda. En estos casos, de corresponder finalmente dicho resarcimiento, se cancelarán mediante la emisión de Bonos de Consolidación Proveedores Sexta Serie de los que se descontarán los importes previamente liberados por el BANCO CENTRAL DE LA REPUBLICA ARGENTINA. Se faculta al MINISTERIO DE ECONOMIA Y PRODUCCION a emitir los citados bonos por hasta las sumas necesarias para cubrir los presentes casos y a establecer los procedimientos para la liquidación.

ARTICULO 59.- Las entidades financieras que hubieran aceptado la determinación de la compensación conforme se expresara en el artículo precedente después de aplicada la totalidad de sus tenencias de bonos en pesos recibidos en compensación, que deseen suscribir los bonos previstos en los artículos 28 y 29 del Decreto Nº 905/02, para resarcir de manera total, única y definitiva la posición neta negativa en moneda extranjera, resultante de la conversión a pesos de activos y pasivos registrados en el balance al 31 de diciembre de 2001 conforme lo establecido en la norma referida, podrán efectivizar dicha suscripción hasta el 30 de junio de 2009.

Vencido dicho plazo se entenderá que no se suscribirán los citados instrumentos por lo que se procederá a su cancelación, y consecuentemente ninguna entidad financiera podrá solicitar su suscripción.

ARTICULO 60.- Facúltase al órgano responsable de la Coordinación de los Sistemas de Administración Financiera a extender el plazo del Aval SH Nº 1/2003 otorgado a favor de la

Empresa INVESTIGACIONES APLICADAS SOCIEDAD DEL ESTADO (INVAP S.E.) de acuerdo con lo dispuesto en el artículo 9° de la Ley 25.725, hasta el 31 de diciembre de 2010.

ARTICULO 61.- Sustitúyese el artículo 44 de la Ley 11.672 (t.o. 2005) por el siguiente texto:

Artículo 44: Facúltase a la SECRETARIA DE HACIENDA y a la SECRETARIA DE FINANZAS ambas dependientes del MINISTERIO DE ECONOMIA Y PRODUCCION a realizar operaciones de administración de pasivos, cualquiera sea el instrumento que las exprese. Estas operaciones podrán incluir la reestructuración de la deuda pública en el marco del artículo 65 de la Ley 24.156, de Administración Financiera y de los Sistemas de Control del Sector Público Nacional; la compra, venta y/o canje de instrumentos financieros, tales como bonos o acciones, pases de monedas, tasas de interés o títulos; la compra y venta de opciones sobre instrumentos financieros y cualquier otra transacción financiera habitual en los mercados de productos derivados. Estas transacciones podrán realizarse a través de entidades creadas "ad hoc". Las operaciones referidas en el presente artículo no estarán alcanzadas por las disposiciones del Decreto N° 1.023 del 13 de agosto de 2001 y sus modificaciones. Los gastos e intereses relacionados con estas operaciones deberán ser registrados en la Jurisdicción 90 - Servicio de la Deuda Pública.

Para la fijación de los precios de las operaciones se deberán tomar en cuenta los valores existentes en los mercados y/o utilizar los mecanismos usuales específicos para cada transacción.

Los instrumentos que se adquieran mediante estas operaciones o por ventas de activos podrán mantenerse en cartera a fin de poder utilizarlos en operaciones de pase, opciones, conversiones y cualquier otro tipo de operación habitual en los mercados.

Cuando en alguna de dichas operaciones la contraparte de la SECRETARIA DE HACIENDA y la SECRETARIA DE FINANZAS ambas del MINISTERIO DE ECONOMIA Y PRODUCCION se encontrare sujeta a cualquiera de los procedimientos regidos por la Ley 24.522 o los previstos en los artículos 34, 35 bis, 44, 48, 50 y siguientes de la Ley 21.526 y sus modificaciones, y al cual fueran aplicables las disposiciones de la Ley 24.522, no serán de aplicación:

a) El artículo 118 inciso 3 de la Ley 24.522 respecto y en la medida de garantías adicionales constituidas por la contraparte del Estado con posterioridad a la celebración de una o más operaciones debido a la variación del valor de mercado del o los activos a los cuales se refieren tales operaciones si la obligación de constituir tales garantías adicionales hubiera sido acordada antes o en oportunidad de la celebración de la o las operaciones respectivas;

b) Los artículos 20, 130, 144 y 145 de la Ley 24.522, permitiendo el ejercicio por parte del Estado de sus derechos contractuales a rescindir anticipadamente tales operaciones, a efectuar compensaciones de créditos y débitos recíprocos a los valores acordados contractualmente por las partes y a ejecutar las garantías correspondientes.

Asimismo, dentro de las facultades otorgadas por el presente artículo, la SECRETARIA DE HACIENDA y la SECRETARIA DE FINANZAS ambas dependientes del MINISTERIO DE ECONOMIA Y PRODUCCION, podrán realizar operaciones de cesión y/o disposición de créditos contra particulares provenientes de créditos devengados o facilidades de pago de deudas fiscales o previsionales mediante cualquier modalidad aceptada en los mercados financieros del país o del exterior.

Estas operaciones no se considerarán operaciones de crédito público y por lo tanto no se hallan sujetas a los límites impuestos por el artículo 60 de la Ley 24.156, de Administración Financiera y de los Sistemas de Control del Sector Público Nacional.

ARTICULO 62.- Facúltase a la SECRETARIA DE HACIENDA del MINISTERIO DE ECONOMIA Y PRODUCCION a la emisión y colocación de Letras del Tesoro a plazos que no excedan el ejercicio financiero hasta alcanzar un importe en circulación del valor nominal de PESOS TRES MIL MILLONES ($ 3.000.000.000), a los efectos de ser utilizadas como garantía por las adquisiciones de combustibles líquidos y gaseosos, como así también componentes extranjeros de obras públicas nacionales.

Dichos instrumentos podrán ser emitidos en la moneda que requiera la constitución de las citadas garantías, rigiéndose la emisión, colocación, liquidación y registro de las mismas, por lo dispuesto en el artículo 82 del Anexo al Decreto Nº 1.344 de fecha 4 de octubre de 2007. En forma previa a la emisión de las mismas, deberá estar comprometida la partida presupuestaria asignada a los gastos garantizados.

Facúltase a la SECRETARIA DE HACIENDA del MINISTERIO DE ECONOMIA Y PRODUCCION a disponer la aplicación de las citadas partidas presupuestarias a favor del Tesoro Nacional, ante la eventual realización de las garantías emitidas en virtud del presente artículo, y asimismo, a dictar las normas aclaratorias, complementarias y de procedimiento relacionadas con las facultades otorgadas en el mismo.

ARTICULO 63.- Facúltase al órgano responsable de la Coordinación de los Sistemas de Administración Financiera a otorgar avales del Tesoro Nacional por las operaciones de crédito público de acuerdo con el detalle que se indica a continuación (cuadro 5):

Cuadro 5

ENTE AVALADO	MONTO MAXIMO AUTORIZADO	TIPO DE DEUDA

Banco de la Nación Argentina	U$S 274.134.000	Bancaria/Financiera - Obras de Infraestructura Energética – Ampliación Gasoductos Troncales 2006-2008
Energía Argentina S.A.	U$S 887.656.250	Bancaria/Financiera/Comercial – Adquisición de Centrales de Generación Eléctrica
Argentina Satelital S.A.	U$S 30.000.000	Bancaria/Financiera/Comercial – Construcción del Sistema Satelital Argentino ARSAT – 1
Investigaciones Aplicadas Sociedad del Estado (INVAP S.E.)	€ 36.000.000	Garantía de ejecución, anticipo y operaciones de pre-financiación de exportaciones -en el caso en que la misma resultare contratada tras el proceso licitatorio correspondiente- para la construcción del reactor nuclear experimental - Proyecto Pallas en HOLANDA

ARTICULO 64.- Modifícase el artículo 33 de la Ley 11.672 – COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005), que quedará redactado de la siguiente manera:

Artículo 33: Facúltase a la SECRETARIA DE HACIENDA del MINISTERIO DE ECONOMIA Y PRODUCCION, a colocar las disponibilidades del Tesoro Nacional, derivadas o no de la aplicación del artículo 80 de la Ley 24.156 y sus modificaciones, en cuentas o depósitos remunerados del país o del exterior y/o en la adquisición de títulos públicos o valores locales o internacionales de reconocida solvencia y/o en cualquier otro tipo de operación habitual en los mercados financieros. Dichas operaciones sólo podrán realizarse en la medida que su vencimiento opere dentro del ejercicio fiscal en que se concertaron.

El producido generado por la colocación de las disponibilidades del Tesoro Nacional, ingresará como recurso al mismo.

El órgano responsable de la Coordinación de los Sistemas de Administración Financiera del Sector Público Nacional dictará las normas aclaratorias y complementarias del presente artículo.

CAPITULO IX

OTRAS DISPOSICIONES

ARTICULO 65.- Dase por prorrogado todo plazo establecido para la liquidación o disolución definitiva de todo Ente, Organismo, Instituto, Sociedad o Empresa del Estado que se encuentre en proceso de liquidación de acuerdo con los Decretos Nros. 2.148 de fecha 19 de octubre de 1993 y 1.836 del 14 de octubre de 1994.

Establécese como fecha límite para la liquidación definitiva de los entes en proceso de liquidación mencionados en el párrafo anterior el 31 de diciembre de 2009 o hasta que se produzca la liquidación definitiva de los procesos liquidatorios de los entes alcanzados en la presente prórroga, por medio de la Resolución del MINISTERIO DE ECONOMIA Y PRODUCCION que así lo disponga, lo que ocurra primero.

ARTICULO 66.- Fíjanse los importes a remitir en forma mensual y consecutiva, durante el presente ejercicio, en concepto de pago de las obligaciones generadas por el artículo 11 del Acuerdo Nación – provincias, sobre Relación Financiera y Bases de un Régimen de Coparticipación Federal de Impuestos, celebrado entre el ESTADO NACIONAL, los estados provinciales y la Ciudad Autónoma de BUENOS AIRES el 27 de febrero de 2002 ratificado por Ley 25.570, destinados a las provincias que no participan de la reprogramación de la deuda prevista en el artículo 8° del citado Acuerdo, las que se determinan seguidamente: provincia de LA PAMPA, PESOS TRES MILLONES TRESCIENTOS SESENTA Y NUEVE MIL CIEN ($ 3.369.100); provincia de SANTA CRUZ, PESOS TRES MILLONES TRESCIENTOS OCHENTA MIL ($ 3.380.000); provincia de SANTIAGO DEL ESTERO, PESOS SEIS MILLONES SETECIENTOS NOVENTA Y CINCO MIL ($ 6.795.000); provincia de SANTA FE, PESOS CATORCE MILLONES NOVECIENTOS SETENTA MIL CIEN ($

14.970.100) y provincia de SAN LUIS, PESOS CUATRO MILLONES TREINTA Y UN MIL TRESCIENTOS ($ 4.031.300).

ARTICULO 67.- Facúltase al MINISTERIO DE ECONOMIA Y PRODUCCION a cancelar los pasivos emergentes, a favor de las provincias y la Ciudad Autónoma de BUENOS AIRES como partícipes del Régimen de Coparticipación Federal de Impuestos – Acuerdo Nación - provincias sobre Relación Financiera y Bases de un Régimen de Coparticipación Federal de Impuestos del 27 de febrero de 2002, ratificado por la Ley 25.570, originados en la recaudación de tributos nacionales percibidos mediante la aplicación de títulos de la deuda pública de acuerdo a la legislación vigente, previa deducción de las deudas que, al 31 de diciembre de 2008, tuvieren las provincias y la Ciudad Autónoma de Buenos Aires con el ESTADO NACIONAL, derivadas del Decreto Nº 2.737 de fecha 31 de diciembre de 2002, del inciso c) del artículo 2º del Decreto 1.274 de fecha 16 de diciembre de 2003, del artículo 31 de la Ley 25.827, del artículo 16 de la Ley 25.967, y de las asumidas a través de los Convenios suscriptos en el marco de lo dispuesto en el artículo 26 de la Ley 25.917.

Asimismo, facúltase al Ministerio mencionado precendentemente a refinanciar los saldos que pudieran surgir por aplicación del presente artículo.

ARTICULO 68.- Sustitúyese el artículo 22 de la Ley 26.198 de Presupuesto General de la Administración Nacional para el Ejercicio 2007, incorporado a la Ley 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005) por su artículo 105 -, por el siguiente:

> Artículo 22: Facúltase al MINISTERIO DE ECONOMIA Y PRODUCCION a modificar las condiciones de reembolso de las deudas que mantienen las provincias y la Ciudad Autónoma de Buenos Aires con el ESTADO NACIONAL, asumidas a través de los Convenios suscriptos en el marco del Decreto Nº 1.274 de fecha 16 de diciembre de 2003, del artículo 31 de la Ley 25.827, del artículo 16 de la Ley 25.967, y

del artículo 26, primer párrafo de la Ley 25.917, así como, de aquellas provenientes de la aplicación del Decreto N° 743 de fecha 28 de marzo de 2003 y la Ley 25.736. La facultad otorgada se implementará en el marco de la aplicación del artículo 26 de la Ley 25.917, primer párrafo.

El MINISTERIO DE ECONOMIA Y PRODUCCION, en cada oportunidad, determinará, de acuerdo a las posibilidades del Gobierno nacional, las deudas alcanzadas, debiendo considerarse, a tales efectos, la situación financiera de la Jurisdicción de que se trate.

ARTICULO 69.- Sustitúyese el artículo 1° de la Ley 25.919 – Fondo Nacional de Incentivo Docente -, modificado por el artículo 19 de la Ley 26.075 de Financiamiento Educativo, el que quedará redactado en los siguientes términos:

Artículo 1°: Prorrógase la vigencia del Fondo Nacional de Incentivo Docente creado por la Ley 25.053 y sus modificaciones, por el término de SIETE (7) años a partir del 1° de enero de 2004.

ARTICULO 70.- Incorpórase como artículo 1° bis de la Ley 22.802 el siguiente texto:

Artículo 1° bis: Las máquinas, equipos y/o artefactos y sus componentes consumidores de energía que se comercialicen en la REPUBLICA ARGENTINA deberán cumplir los estándares de eficiencia energética que, a tales efectos defina la SECRETARIA DE ENERGIA del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS. La citada Secretaría definirá para cada tipo de producto estándares de niveles máximos de consumo de energía y/o niveles mínimos de eficiencia energética, en función de indicadores técnicos y económicos.

ARTICULO 71.- Incorpórase el siguiente texto como inciso m) del artículo 12 de la Ley 22.802:

m) Verificar que las máquinas, equipos y/o artefactos y sus componentes consumidores de energía que se comercialicen en la REPUBLICA ARGENTINA cumplan con los estándares de eficiencia energética establecidos por la SECRETARIA DE ENERGIA del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS.

ARTICULO 72.- Modifícase el artículo 20 de la Ley 24.144, sustituído por el artículo 15 de la Ley 25.780 por el siguiente:

Artículo 20: El Banco podrá hacer adelantos transitorios al Gobierno nacional hasta una cantidad equivalente al DOCE POR CIENTO (12%) de la base monetaria, constituída por la circulación monetaria más los depósitos a la vista de las entidades financieras en el BANCO CENTRAL DE LA REPUBLICA ARGENTINA, en cuentas corrientes o en cuentas especiales. Podrá además, otorgar adelantos hasta una cantidad que no supere el DIEZ POR CIENTO (10%) de los recursos en efectivo que el Gobierno nacional haya obtenido en los últimos DOCE (12) meses. En ningún momento el monto de adelantos transitorios otorgados, excluídos aquellos que se destinen exclusivamente al pago de obligaciones con los organismos multilaterales de crédito y al pago de obligaciones en moneda extranjera, podrá exceder el DOCE POR CIENTO (12%) de la base monetaria, definida precedentemente. Todos los adelantos concedidos en el marco de este artículo deberán ser reembolsados dentro de los DOCE (12) meses de efectuados. Si cualquiera de estos adelantos quedase impago después de vencido aquel plazo, no podrá volver a usarse esta facultad hasta que las cantidades adeudadas hayan sido reintegradas.

ARTICULO 73.- Modifícase el artículo 11 de la Ley 19.032 sustituído por el artículo 9º de la Ley 25.615, el que quedará redactado de la siguiente manera:

Artículo 11: Las cuentas corrientes que fueran necesarias para el desenvolvimiento del Instituto serán abiertas únicamente en entidades financieras oficiales.

Los fondos excedentes, se invertirán de acuerdo con criterios de rentabilidad y seguridad adecuados, en depósitos a plazo fijo –los que deberán constituirse en el BANCO DE LA NACION ARGENTINA- y otros activos financieros que aseguren la disponibilidad de los fondos en las fechas para las cuales el Instituto prevea su uso para los objetos previstos en los artículos 2º y 3º de la presente, en función de las proyecciones que hubiera realizado.

El Instituto deberá operar con entidades financieras oficiales, excepto en lo relacionado con la gestión de préstamos.

ARTICULO 74.- Autorízase al órgano Coordinador de los Sistemas de Administración Financiera, a dar garantías especiales al BANCO DE LA NACION ARGENTINA, en los términos de lo previsto en el artículo 25 de la Ley 21.799, por deudas que el Estado nacional contraiga con esa Institución, siempre y cuando:

a) el producido de dichas deudas se aplique al financiamiento de gastos de capital o amortización de deudas,

b) el saldo de las mismas no exceda el TREINTA POR CIENTO (30%) de los depósitos del sector público nacional no financiero en la entidad otorgante

.Las garantías que se otorguen quedarán incluidas en las previsiones del artículo 57 de la presente.

ARTICULO 75.- Reasígnanse los beneficios promocionales no utilizados, otorgados a proyectos promovidos al amparo de la Ley 22.021 y sus modificatorias y encuadrados en los Decretos Nros. 2.054 de fecha 10 de noviembre de 1992, 804 de fecha 16 de julio de 1996 y 1.553 de fecha 29 de diciembre de 1998, cuyos costos fiscales teóricos fueron oportunamente imputados presupuestariamente y acreditados en las respectivas cuentas

CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC
PARIS
BRUSSELS
LONDON
MOSCOW

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

Writer's Direct Dial: (212) 225-2216
E-Mail: eminvielle@cgsh.com

October 26, 2009

BY HAND

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Filing Desk

Re: Republic of Argentina 2008 Annual Report Form SE and Exhibit C

To Whom It May Concern

On behalf of the Republic of Argentina ("Argentina") and in connection with the electronic submission of Argentina's Annual Report on Form 18-K with respect to the year ended December 31, 2008, I have enclosed for filing four (4) conformed copies of Form SE and four (4) copies of Exhibit C to Argentina's Form 18-K. The exhibit is being filed in paper format in accordance with Rule 306(c) of Regulation S-T.

Should you have any questions or need any further information with respect to this filing, please contact me at (212) 225-2216.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,



Emilio Minvielle

corrientes computarizadas, a la empresa adjudicataria de la planta industrial promovida que pertenecía a la fallida YOMA SOCIEDAD ANONIMA, así como a aquellas otras empresas que lleven a cabo emprendimientos vinculados con la industrialización del cuero, en la medida que se comprometan a ocupar, en conjunto y como mínimo, los puestos de trabajo a los que estaba obligada YOMA SOCIEDAD ANONIMA. A los fines de la reasignación respectiva deberá mediar el consentimiento del PODER EJECUTIVO de la provincia de LA RIOJA.

ARTICULO 76.- Facúltase al Poder Ejecutivo nacional para:

Convalidar las reasignaciones decretadas por el gobierno de la provincia de San Juan durante el presente ejercicio, correspondiente a proyectos industriales promovidos al amparo de la Ley 22.973 y su modificatoria, encuadrados en los Decretos Nros. 2054/92; 804/96; de beneficios promocionales no utilizados cuyos costos fiscales teóricos fueron oportunamente imputados presupuestariamente se hallen o no acreditados en las respectivas cuentas corrientes computarizadas, a empresas que lleven a cabo emprendimientos destinados a la generación, transporte y distribución de energías eléctricas alternativas con el fin de incrementar la oferta energética nacional, teniendo en cuenta las características de la explotación, inversiones a efectuarse, nivel de producción, mano de obra a ocuparse y demás consideraciones que coadyuven al desarrollo económico y social de la provincia, y debiendo mediar, a tal fin, declaración que acredite el decaimiento formal del beneficio por parte de la autoridad de aplicación o la renuncia expresa del titular de tales beneficios.

ARTICULO 77.- Facúltase al JEFE DE GABINETE DE MINISTROS, para que en uso de las atribuciones conferidas por el artículo 37 de la Ley 24.156, efectúe las reestructuraciones presupuestarias a los efectos de asignar los créditos necesarios para la atención de las obligaciones derivadas de la implementación de la Ley 26.331.

ARTICULO 78.- Facúltase al JEFE DE GABINETE DE MINISTROS, en oportunidad de proceder a la distribución de la presente ley, a asignar por compensación dentro del total previsto en el artículo 1°, un crédito de PESOS DIEZ MILLONES ($ 10.000.000), a favor de la COMISION NACIONAL DE REGULACION DEL TRANSPORTE, organismo descentralizado en Jurisdicción del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS.

ARTICULO 79.- Prorrógase por DIEZ (10) años, a partir de la promulgación de la presente ley, el plazo dispuesto por el segundo párrafo del artículo 17 de la Ley 25.080.

ARTICULO 80.- Exceptúase al FONDO PERMANENTE DE CAPACITACION Y RECALIFICACION LABORAL, el cual funciona en el ámbito del INSTITUTO NACIONAL DE LA ADMINISTRACION PUBLICA dependiente de la SUBSECRETARIA DE LA GESTION PUBLICA de la JEFATURA DE GABINETE DE MINISTROS, de ingresar al TESORO NACIONAL los remanentes provenientes de recursos de ejercicios anteriores que dicho Fondo registra a partir del ejercicio 2008. Facúltase al JEFE DE GABINETE DE MINISTROS a ampliar los presupuestos de dicho Fondo mediante la incorporación de los remanentes correspondientes.

ARTICULO 81.- Incorpórase, dentro del total de los créditos aprobados por la presente ley, la suma de PESOS CINCO MILLONES ($ 5.000.000) que serán asignados al Programa 17 de la Jurisdicción 01, como complemento de los programas vigentes en otras Jurisdicciones para ayuda a estudiantes de nivel medio primario, secundario, terciario y universitario.

ARTICULO 82.- EL JEFE DE GABINETE DE MINISTROS, en uso de las atribuciones conferidas por el artículo 37 de la Ley 24.156, asignará al Programa 17 de la Jurisdicción 01, la suma de PESOS SIETE MILLONES ($ 7.000.000) para el cumplimiento de programas destinados a personas de existencia ideal con personería jurídica y sin fines de lucro, mediante asignaciones de préstamos no reintegrables y/o con financiamiento compartido.

ARTICULO 83.- EL JEFE DE GABINETE DE MINISTROS, en uso de las atribuciones conferidas por el artículo 37 de la Ley 24.156 asignará a la Jurisdicción 01 con destino al Programa 17, la suma de PESOS VEINTIDOS MILLONES ($ 22.000.000) para atender gastos de funcionamiento, cuya financiación durante el ejercicio 2008, fue solventada mediante la incorporación de sobrantes de ejercicios anteriores y con recursos propios.

ARTICULO 84.- Facúltase al JEFE DE GABINETE DE MINISTROS, a asignar a la Jurisdicción 30 - Ministerio del Interior - Programa 17 - Cooperación, Asistencia Técnica y Capacitación a Municipios - la suma de PESOS UN MILLON DOSCIENTOS MIL ($ 1.200.000), para ser destinada a la FEDERACION ARGENTINA DE MUNICIPIOS - F.A.M. - en carácter de aporte no reintegrable, para la atención de sus gastos de funcionamiento.

ARTICULO 85.- Facúltase al PODER EJECUTIVO NACIONAL, durante el presente ejercicio, a establecer medidas tributarias especiales, tales como diferimientos, reintegros, deducciones, regímenes especiales de amortización y/o bonificaciones de impuestos en los departamentos provinciales cuya crisis laboral, en general, derive de la privatización o cierre de empresas públicas. El PODER EJECUTIVO NACIONAL deberá establecer las características y condiciones para ser considerados como tales.

ARTICULO 86.- Facúltase al JEFE DE GABINETE DE MINISTROS, para que en uso de las atribuciones conferidas por el artículo 37 de la Ley 24.156, efectúe las reestructuraciones presupuestarias que fueren necesarias a efectos de asignar la suma de PESOS QUINIENTOS MIL ($ 500.000) destinada a la financiación de los gastos de la Comisión Binacional del Río Bermejo (COBINABE).

ARTICULO 87.- El JEFE DE GABINETE DE MINISTROS, en uso de las atribuciones conferidas por el artículo 37 de la Ley 24.156, asignará la suma de PESOS UN MILLON QUINIENTOS MIL ($ 1.500.000) destinada a la atención de los gastos del Parlamento del MERCOSUR.

ARTICULO 88.- Autorízase al JEFE DE GABINETE DE MINISTROS a iniciar el proceso de contratación de las obras denominadas "Aprovechamiento Multipropósito Chihuidos I y II" en la provincia del Neuquén; "Aprovechamientos Hidroeléctricos del Río San Juan - Presa y Central Hidroeléctrica Punta Negra-" en la provincia de San Juan; y "Aprovechamientos Hidroeléctricos del Río Tunuyán - Complejo los Blancos" - en la provincia de Mendoza.

Asimismo, autorízase al JEFE DE GABINETE DE MINISTROS a efectuar las medidas necesarias que en materia de presupuesto correspondan, a efectos de permitir la ejecución de los mencionados Proyectos así como su inclusión en los ejercicios siguientes hasta su finalización.

El JEFE DE GABINETE DE MINISTROS deberá dar cuenta al HONORABLE CONGRESO DE LA NACION, de las medidas implementadas a los efectos de lo dispuesto en el presente artículo.

ARTICULO 89.- Sustitúyese el inciso b) del artículo 83 de la Ley 11.672 (t.o. 2005) por el siguiente:

b) Las empresas productoras y/o refinadoras e importadoras inscriptas en los registros a cargo de la Autoridad de Aplicación de la Ley 17.319 abonarán una tasa de control de calidad de combustibles conforme se establece a continuación:

1) Las empresas productoras y/o refinadoras e importadoras de nafta y gasoil abonarán mensualmente, en carácter de sujetos pasivos, una tasa de control de calidad de los combustibles de hasta PESOS TRES DIEZMILESIMOS ($ 0,0003) por litro producido o importado.

2) Las empresas productoras y/o refinadoras e importadoras de bioetanol y biodiesel abonarán anualmente, en carácter de sujetos pasivos, una tasa de control de calidad de los combustibles de hasta PESOS TRES DIEZ MILESIMOS ($ 0,0003) por litro producido o importado.

3) Las empresas productoras y/o refinadoras e importadoras de biogás abonarán anualmente en carácter de sujetos pasivos una tasa de control de calidad de los combustibles de hasta PESOS TRES DIEZMILESIMOS ($ 0,0003) por metro cúbico producido o importado.

ARTICULO 90.- Dispónese un incremento de créditos de PESOS DIEZ MILLONES ($ 10.000.000) en la Entidad 652 —ENTE NACIONAL REGULADOR DE ELECTRICIDAD, organismo descentralizado que actúa en el ámbito de la Jurisdicción 56 MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS—, incremento que permitirá atender los gastos que requiera el normal funcionamiento del Organismo, cuya financiación será atendida con recursos propios a través de la tasa de Fiscalización y Control que recauda el mismo.

ARTICULO 91.- Facúltese al JEFE DE GABINETE DE MINISTROS para la creación de 26 cargos en la planta permanente del ENTE NACIONAL REGULADOR DE LA ELECTRICIDAD, organismo descentralizado que actúa en el ámbito de la Jurisdicción 56, MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS, los cuales serán financiados a partir de la aprobación de los créditos del artículo precedente.

CAPITULO X

DE LA LEY COMPLEMENTARIA PERMANENTE

ARTICULO 92.- Incorpóranse a la Ley 11.672 – COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005) el artículo 65 de la Ley 26.337 y los artículos 15, 19, 33, 34, 57, 67, 74 y 80 de la presente ley y exclúyense los artículos 33 y 64 de la Ley 26.337.

TITULO II

PRESUPUESTO DE GASTOS Y RECURSOS DE LA ADMINISTRACION CENTRAL

ARTICULO 93.- Detállanse en las Planillas resumen Nº 1, 2, 3, 4, 5, 6, 7, 8 y 9 Anexas al presente Título, los importes determinados en los artículos 1º, 2º, 3º y 4º de la presente ley.

TITULO III

PRESUPUESTO DE GASTOS Y RECURSOS DE ORGANISMOS DESCENTRALIZADOS E INSTITUCIONES DE LA SEGURIDAD SOCIAL

ARTICULO 94.- Detállanse en las Planillas resumen Nº 1A, 2A, 3A, 4A, 5A, 6A, 7A, 8A y 9A Anexas al presente Título los importes determinados en los artículos 1º, 2º, 3º y 4º de la presente ley.

ARTICULO 95.- Detállanse en las Planillas resumen Nº 1B, 2B, 3B, 4B, 5B, 6B, 7B, 8B y 9B Anexas al presente Título los importes determinados en los artículos 1º, 2º, 3º y 4º de la presente ley.

ARTICULO 96.- Comuníquese al Poder Ejecutivo.

DADA EN LA SALA DE SESIONES DEL CONGRESO ARGENTINO, EN BUENOS AIRES, A LOS CINCO DIAS DEL MES DE NOVIEMBRE DEL AÑO DOS MIL OCHO.

- REGISTRADA BAJO EL Nº 26.422 –

JULIO C. C. COBOS. - EDUARDO A. FELLNER. - Enrique Hidalgo. - Juan H. Estrada.